SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 20)

BIOLASE, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

090911108

(CUSIP Number)

Larry N. Feinberg

c/o Oracle Investment Management, Inc.

262 Harbor Drive,

3RD FL

STAMFORD, CT 06902

(203) 862-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Robert L. Lawrence, Esq,

Kane Kessler, P.C,

666 Third Avenue, 23rd floor

New York, New York 10017

(212) 541-6222

October 24, 2019

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 2 of 16 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,703,515*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,703,515*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,703,515*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.82%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 30,304,688 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus 530,265 Shares issuable upon exercise of warrants. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 3 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,085,128*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,085,128*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,085,128 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.53%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 409,082 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 30,183,505 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus 409,082 Shares issuable upon exercise of warrants. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 4 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 502,151*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 502,151*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,151 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.68%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 63,566 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 29,837,989 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus 63,566 Shares issuable upon exercise of warrants. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 5 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,057,951*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,057,951*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,951*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.55%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 57,617 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 29,832,040 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus 57,617 Shares issuable upon exercise of warrants. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 6 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,885
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 29,774,423 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 7 of 16 pages

1	NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 29,774,423 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 8 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,645,230*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,645,230*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,230*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.63%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 30,304,688 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus 530,265 Shares issuable upon exercise of warrants. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 9 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,645,230*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,645,230*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,645,230*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.63%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 30,304,688 Shares outstanding, which is the sum of 21,954,423 Shares outstanding as of September 30, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus 530,265 Shares issuable upon exercise of warrants. All Share numbers in this Amendment give effect to the 1-for-5 reverse stock split of the Shares effected by the Issues on May 11, 2018.

This Amendment No. 20 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016, Amendment No. 13, filed on October 6, 2016, Amendment No. 14, filed on April 21, 2017, Amendment No. 15, filed on July 5, 2017, Amendment No. 16, filed on August 22, 2017, Amendment No. 17, filed on November 9, 2017, Amendment No. 18, filed on December 6, 2017 and Amendment No. 19, filed on June 28, 2019 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of BIOLASE, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In connection with the October 2019 Purchase Agreement (defined and described in Item 4 herein) entered into by Partners, Institutional Partners and Ten Fund (each as defined in Item herein) on October 24, 2019, Partners, Institutional Partners and Ten Fund paid in the aggregate $999,982.50 to acquire 17,391 shares in the aggregate of Series E Participating Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”). The purchase price was funded by the working capital of Partners, Institutional Partners and Ten Fund.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby supplemented as follows:

On October 24, 2019, Partners, Institutional Partners and Ten Fund and other entities (the “October 2019 Investors”) entered into a Securities Purchase Agreement (“October 2019 Purchase Agreement”) with the Issuer.  In accordance with the October 2019 Purchase Agreement, the Issuer agreed to sell to the October 2019 Investors an aggregate of 69,565 shares of Series E Preferred Stock at a per share price of $57.50, of which Partners, Institutional Partners and Ten Fund agreed to purchase 12,765, 1,843 and 2,783 shares, respectively, of Series E Preferred Stock, in a private placement (the “October 2019 Private Placement”).

The October 2019 Private Placement closed on October 29, 2019.  Under the terms of the Certificate of Designations for the Series E Preferred Stock, the shares of Series E Preferred Stock will not convert into shares of Common Stock unless and until a majority of the outstanding shares of Common Stock present in person or represented by proxy at a stockholders’ meeting approves such corporate actions as are necessary to permit a conversion of the Series E Preferred Stock into Common Stock, including approving an amendment to the Company’s charter to increase the number of authorized shares of Common Stock and satisfy Nasdaq requirements with respect to the issuance of Common Stock upon conversion of the Series E Preferred Stock (the “Series E Requisite Stockholder Approval”). Pursuant to the Certificate of Designations for the Series E Preferred Stock, the Issuer will hold a meeting of its stockholders no later than June 1, 2020 (subject to postponement or adjournment in certain circumstances) in order to submit to a stockholder vote the Series E Requisite Stockholder Approval. The Issuer though has informed the October 2019 Investors in a letter dated October 31, 2019 (the “October 2019 Letter”) that the Issuer does not intend to hold a stockholder meeting in advance of the next regularly scheduled annual meeting of stockholders to be held in 2020, and will in no event hold any meeting of stockholders, whether to obtain the Requisite Stockholder Approval or for any other purposes, prior to January 1, 2020. Accordingly, the shares of Series E Preferred Stock are not currently convertible and will not in any event be convertible prior to January 1, 2020. Upon obtaining the Requisite Stockholder Approval and filing the related certificate of amendment to the Certificate of Designations for the Series E Preferred Stock, each share of Series E Preferred Stock would then be automatically convertible into 100 Shares, reflecting a conversion price equal to $0.5750 per Share, subject to customary anti-dilution adjustments.

The summaries contained herein of the October 2019 Purchase Agreement, the Certificate of Designations for the Series E Preferred Stock and the October 2019 Letter do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Statement and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The number of Shares reported owned by each Reporting Person named herein does not include any shares of Common Stock issuable upon conversion of the shares of Series E Preferred Stock held by such persons as such securities are not currently convertible and may never become convertible. This aggregate percentage of Shares reported owned by each person named herein is based on a total number of Shares outstanding equal to the sum of 21,954,423 Shares outstanding as of September 30, 2019, which reflect the Reverse Stock Split, based on the Issuer’s final Prospectus under Rule 424(b)(4) filed on October 28, 2019, plus 7,820,000 Shares issued in the Issuer’s underwritten public offering that closed on October 29, 2019, plus the following number of  Shares currently issuable upon the exercise of warrants: (i) in the case of Mr. Larry Feinberg, General Partner and Manager (as defined below), 530,265; (ii) in the case of Partners (as defined below) 409,082; (iii) in the case of Institutional Partners (as defined below), 63,566; and (iv) in the case of Ten Fund (as defined below), 57,617. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 4,085,128 Shares, constituting approximately 13.53% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,085,128 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 4,085,128 Shares.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, L.P. (“Institutional Partners”) may be deemed to be the beneficial owner of 502,151 Shares, constituting approximately 1.68% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 502,151 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 502,151 Shares.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund, L.P. (“Ten Fund”) may be deemed to be the beneficial owner of 1,057,951 Shares, constituting approximately 3.55% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,057,951 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,057,951 Shares.

(a, b) Retirement Plan

As of the date hereof, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement Plan”) may be deemed to be the beneficial owner of 47,885 Shares, constituting approximately 0.16% of the Shares outstanding.

Retirement Plan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 47,885 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 47,885 Shares.

(a, b) Foundation

As of the date hereof, The Feinberg Family Foundation (“Foundation”) may be deemed to be the beneficial owner of 10,400 Shares, constituting approximately 0.03% of the Shares outstanding.

Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,400 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,400 Shares.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 5,645,230 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 18.63% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,645,230 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,645,230 Shares.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Partners, Institutional Partners, Ten Fund and Retirement, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Partners, Institutional Partners, Ten Fund and Retirement. As of the date hereof, Manager may be deemed to be the beneficial owner of 5,645,230 Shares, constituting approximately 18.63% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,645,230 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,645,230 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 5,703,515 Shares, constituting approximately 18.82% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,703,515 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,703,515 Shares.

(c)	The Reporting Persons have not effected any transactions in the Shares in the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1:	Securities Purchase Agreement, dated October 24, 2019, among BIOLASE, Inc. and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2019).

Exhibit 99.2:

Certificate of Designations, Preferences and Rights of Series E Participating Convertible Preferred Stock of BIOLASE, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 29, 2019).

Exhibit 99.3	Letter, dated October 31, 2019, from the Issuer to the October 2019 Investors.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2019	ORACLE PARTNERS, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: November 4, 2019	ORACLE TEN FUND, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: November 4, 2019	ORACLE INSTITUTIONAL PARTNERS, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: November 4, 2019	ORACLE INVESTMENT MANAGEMENT, INC.
EMPLOYEES’ RETIREMENT PLAN

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Trustee

Dated: November 4, 2019	ORACLE ASSOCIATES, LLC

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: November 4, 2019	ORACLE INVESTMENT MANAGEMENT, INC.

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: President and Director

Dated: November 4, 2019	THE FEINBERG FAMILY FOUNDATION

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Trustee

Dated: November 4, 2019	LARRY N. FEINBERG

/s/ Larry N. Feinberg